SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 14, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
Q3-2011 Financial Statement
Q3-2011 MD&A
CEO Certification
CFO Certification

THIRD QUARTER REPORT
SEPTEMBER 30, 2011

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at September 30, 2011 and December 31, 2010

Unaudited Interim Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2011 and 2010

Unaudited Interim Consolidated Statement of Equity for the Nine Month Period ended September 30, 2011

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2011 and 2010

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
(Unaudited)	2011	2010

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,410,255	$1,264,031
Short-term investments (Note 5)	9,998	98,373
Accounts receivable	104,512	65,741
Inventories (Note 6)	86,626	40,564
Prepaid expenses	101,276	23,338

TOTAL CURRENT ASSETS	1,712,667	1,492,047

LONG-TERM INVESTMENTS (Note 7)	144,376	151,191
OTHER LONG-TERM INVESTMENTS (Note 8)	294,873	191,816
PROPERTY, PLANT AND EQUIPMENT (Note 10)	3,414,239	1,332,648
DEFERRED INCOME TAXES	30,657	16,889
OTHER ASSETS	41,984	33,883

TOTAL ASSETS	$5,638,796	$3,218,474

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$496,028	$260,528
Amounts due under credit facilities (Note 11)	14,118	14,615
Interest payable on long-term debt (Note 12)	9,326	6,312
Rights offering derivative liability (Note 13 (c))	—	766,238

TOTAL CURRENT LIABILITIES	519,472	1,047,693

CONVERTIBLE CREDIT FACILITY (Note 12)	152,627	248,284
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 11)	38,084	40,080
PAYABLE TO RELATED PARTY	42,804	14,013
DEFERRED INCOME TAXES	11,573	11,123
ASSET RETIREMENT OBLIGATIONS	40,355	40,838

TOTAL LIABILITIES	804,915	1,402,031

CONTINGENCIES (Note 20)

EQUITY

SHARE CAPITAL (Note 13)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
738,553,329 (2010 - 568,560,669) common shares	6,803,370	3,378,921
SHARE PURCHASE WARRANTS (Note 13 (b))	—	11,832
ADDITIONAL PAID-IN CAPITAL	1,409,908	1,303,581
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 14)	(6,600)	33,075
DEFICIT	(3,398,139)	(2,913,576)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	4,808,539	1,813,833

NONCONTROLLING INTERESTS (Note 15)	25,342	2,610

TOTAL EQUITY	4,833,881	1,816,443

TOTAL LIABILITIES AND EQUITY	$5,638,796	$3,218,474

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ L. Mahler

D. Korbin, Director	L. Mahler, Director
The accompanying notes are an integral part of these consolidated financial statements.

4

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Unaudited)	2011	2010	2011	2010

REVENUE	$60,491	$6,597	$127,985	$38,182
COST OF SALES
Production and delivery	(40,997)	(5,975)	(84,571)	(28,073)
Depreciation and depletion	(9,991)	(1,027)	(20,521)	(5,854)
Write-down of carrying value of inventory	(3,061)	(7,855)	(18,936)	(14,390)

COST OF SALES	(54,049)	(14,857)	(124,028)	(48,317)

EXPENSES
Exploration (Note 2 and 13 (a))	(79,558)	(48,131)	(194,360)	(159,037)
General and administrative (Note 13 (a))	(21,390)	(15,005)	(66,151)	(38,052)
Depreciation	(837)	(252)	(2,052)	(1,522)
Accretion of asset retirement obligations	(176)	(51)	(510)	(142)
Write-down of carrying values of property, plant and equipment	—	(1,764)	—	(1,764)

TOTAL EXPENSES	(156,010)	(80,060)	(387,101)	(248,834)

OPERATING LOSS	(95,519)	(73,463)	(259,116)	(210,652)

OTHER INCOME (EXPENSES)
Interest income	5,320	3,772	15,371	10,939
Interest expense	(1,935)	(6,280)	(9,618)	(27,957)
Accretion of convertible credit facilities (Note 12)	(15)	(3,034)	(43)	(11,696)
Foreign exchange (losses) gains	(35,552)	5,334	(30,149)	2,145
Unrealized (losses) gains on long-term investments (Note 7 (d))	(2,374)	1,363	(2,683)	(3,849)
Unrealized gains on other long-term investments	729	2,019	2,124	3,528
Realized gain on redemption of other long-term investments (Note 8 (a))	9	34	107	121
Change in fair value of derivative (Note 13 (c))	—	—	(432,536)	—
Change in fair value of embedded derivatives (Note 12)	62,058	49,772	95,699	120,633
Loss on conversion of convertible credit facility (Note 12)	—	—	—	(154,316)
Write-down of carrying value of long-term investments (Note 7)	(928)	(68)	(928)	(485)
Gain on sale of long-term investment (Note 7 (e))	—	—	10,628	—
Gain on settlement of note receivable (Note 9)	102,995	—	102,995	—
Net recovery on derecognition of property, plant and equipment	2,925	—	2,925	—

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	37,713	(20,551)	(505,224)	(271,589)
(Provision) recovery of income taxes	(6,884)	3,782	1,731	5,956
Share of (loss) income of significantly influenced investees (Note 7)	(19,341)	(8,503)	21,789	(31,713)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	11,488	(25,272)	(481,704)	(297,346)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS (Note 3)	(9,105)	—	(9,105)	6,585

NET INCOME (LOSS)	2,383	(25,272)	(490,809)	(290,761)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 15)	4,950	411	6,246	42,004

NET INCOME (LOSS) ATTRIBUTABLE TO IVANHOE MINES LTD.	$7,333	$(24,861)	$(484,563)	$(248,757)

BASIC EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$0.02	$(0.05)	$(0.71)	$(0.53)
DISCONTINUED OPERATIONS	(0.01)	—	(0.01)	0.01

	$0.01	$(0.05)	$(0.72)	$(0.52)

DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$0.02	$(0.05)	$(0.71)	$(0.53)
DISCONTINUED OPERATIONS	(0.01)	—	(0.01)	0.01

	$0.01	$(0.05)	$(0.72)	$(0.52)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (f))
BASIC	721,757	523,379	667,941	480,766
DILUTED	729,506	523,379	667,941	480,766
The accompanying notes are an integral part of these consolidated financial statements.

5

IVANHOE MINES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars, except for share amounts)

					Accumulated
	Share Capital			Additional	Other
	Number		Share Purchase	Paid-In	Comprehensive		Noncontrolling
(Unaudited)	of Shares	Amount	Warrants	Capital	Income (Loss)	Deficit	Interests	Total

Balances, December 31, 2010	568,560,669	$3,378,921	$11,832	$1,303,581	$33,075	$(2,913,576)	$2,610	$1,816,443
Net loss	—	—	—	—	—	(484,563)	(6,246)	(490,809)
Other comprehensive loss (Note 14)	—	—	—	—	(39,675)	—	(7,079)	(46,754)

Comprehensive loss								(537,563)

Shares issued for:
Exercise of stock options	2,083,150	29,328	—	(11,991)	—	—	—	17,337
Rights Offering (Note 13 (c)), net of issue costs of $27,311	84,867,671	2,346,277	—	5,711	—	—	—	2,351,988
Exercise of share purchase warrants (Note 13 (b)), net of issue costs of $1,065	55,122,253	512,347	(11,832)	—	—	—	—	500,515
Exercise of subscription right (Note 13 (b))	27,896,570	535,908	—	—	—	—	—	535,908
Bonus shares	4,527	120	—	6,169	—	—	—	6,289
Share purchase plan	18,489	469	—	—	—	—	—	469
Other increase in noncontrolling interests (Note 15)	—	—	—	—	—	—	36,057	36,057
Dilution gains	—	—	—	28,839	—	—	—	28,839
Stock-based compensation	—	—	—	77,599	—	—	—	77,599

Balances, September 30, 2011	738,553,329	$6,803,370	$—	$1,409,908	$(6,600)	$(3,398,139)	$25,342	$4,833,881

The accompanying notes are an integral part of these consolidated financial statements.

6

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Unaudited)	2011	2010	2011	2010

OPERATING ACTIVITIES
Cash used in operating activities (Note 16)	$(124,456)	$(42,635)	$(310,501)	$(141,770)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	—	6,442
Purchase of short-term investments	—	—	(20,657)	—
Purchase of long-term investments	(8,673)	(11,075)	(17,210)	(24,100)
Purchase of other long-term investments	—	—	(145,000)	(80,000)
Proceeds from redemption of short-term investments	4,979	—	108,970	15,000
Proceeds from sale of long-term investments	—	—	14,000	1,800
Proceeds from redemption of other long-term investments	15,018	57	45,199	201
Proceeds from redemption of note receivable	102,995	—	102,995	—
Expenditures on property, plant and equipment	(718,835)	(222,843)	(1,849,104)	(430,698)
Proceeds from (expenditures on) other assets	54	(143)	(12,641)	(190)

Cash used in investing activities	(604,462)	(234,004)	(1,773,448)	(511,545)

FINANCING ACTIVITIES
Issue of share capital	539,282	11,265	2,207,442	457,403
Repayment of credit facilities	(1,685)	(354)	(138)	(785)
Noncontrolling interests’ reduction of investment in subsidiaries	(10,611)	(2,529)	(28,844)	(2,529)
Noncontrolling interests’ investment in subsidiaries	85,039	233,930	89,728	655,071

Cash provided by financing activities	612,025	242,312	2,268,188	1,109,160

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(47,931)	19,971	(38,015)	18,451

NET CASH (OUTFLOW) INFLOW	(164,824)	(14,356)	146,224	474,296
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,575,079	1,454,475	1,264,031	965,823

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,410,255	$1,440,119	$1,410,255	$1,440,119

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$665,777	$693,173	$665,777	$693,173
Short-term money market instruments	744,478	746,946	744,478	746,946

	$1,410,255	$1,440,119	$1,410,255	$1,440,119

Supplementary cash flow information (Note 16)
The accompanying notes are an integral part of these consolidated financial statements.

7

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2010.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2010.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2011 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2011, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company has three operating segments, its development division located in Mongolia, its coal division located in Mongolia, and its exploration division with projects located primarily in Australia and Mongolia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Comparative figures
In February 2011, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 13 (c)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three and nine months ended September 30, 2010 has been multiplied by a factor of 1.06.

8

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes
•
In January 2010, the ASC guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

(e)	Recent Accounting Pronouncements
•
In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.

9

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Recent Accounting Pronouncements (continued)
•
In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company is in the process of assessing which presentation choice it will adopt.

(f)	Earnings (loss) per share
The following table reconciles the numerators and the denominators of the basic and diluted earnings (loss) per share computations for net income from continuing operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income (loss) attributable to Ivanhoe Mines Ltd. from continuing operations	$16,438	$(24,861)	$(475,458)	$(255,342)
Effect of dilutive securities
None	—	—	—	—

Adjusted net income (loss) attributable to Ivanhoe Mines Ltd. from continuing operations	$16,438	$(24,861)	$(475,458)	$(255,342)

Basic weighted average number of shares outstanding	721,757	523,379	667,941	480,766
Effect of dilutive securities
Stock options	7,569	—	—	—
Bonus shares	180	—	—	—

	729,506	523,379	667,941	480,766

10

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(f)	Earnings (loss) per share (continued)
The following table lists securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Share purchase warrants	—	82,467	—	82,467
Stock options	2,755	19,724	19,611	19,724
Bonus shares	—	—	623	—

	2,755	102,191	20,234	102,191

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Mongolia
Oyu Tolgoi (1)	$6,381	$14,298	$17,478	$74,308
Coal Division	21,002	14,676	43,622	35,547
Other Mongolia Exploration	2,695	1,393	5,190	2,927

	30,078	30,367	66,290	112,782
Australia	47,086	15,743	120,470	41,429
Indonesia	1,095	903	3,592	2,182
Other	1,299	1,118	4,008	2,644

	79,558	48,131	194,360	159,037

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the nine months ended September 30, 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $1,931.5 million, which included development costs.

11

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
In 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. Subsequent to September 30, 2011, the parties reached an out-of-court settlement whereby the original purchaser will pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Accordingly, Ivanhoe Mines has reduced the carrying value of the contingent receivable as at September 30, 2011 to $13.0 million. The resulting $9.1 million write-down is recognized as a loss from discontinued operations.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.
4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at September 30, 2011 included SouthGobi Resources Ltd.’s (Canada) (57.6% owned) (“SouthGobi”) balance of $205.8 million (December 31, 2010 — $492.0 million) and Ivanhoe Australia Limited’s (Australia) (53.6% owned) (“Ivanhoe Australia”) balance of $111.8 million (December 31, 2010 — $59.3 million), which were not available for Ivanhoe Mines’ general corporate purposes.
5.	SHORT-TERM INVESTMENTS
Short-term investments at September 30, 2011 included SouthGobi’s balance of $10.0 million (December 31, 2010 — $17.5 million) and Ivanhoe Australia’s balance of $nil (December 31, 2010 — $80.8 million), which were not available for Ivanhoe Mines’ general corporate purposes.
6.	INVENTORIES

	September 30,	December 31,
	2011	2010

Stockpiles	$4,070	$3,637
Materials and supplies	82,556	36,927

	$86,626	$40,564

12

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS

	September 30,	December 31,
	2011	2010

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
Exco Resources N.L. (b)	51,062	16,991
Available-for-sale equity securities (c)	69,528	103,431
Held-for-trading equity securities (d)	7,552	10,235
Other equity securities, cost method (e)	16,234	20,534

	$144,376	$151,191

(a)	The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	September 30,	December 31,
	2011	2010

Amount due from Altynalmas	$118,633	$100,545
Share of equity method losses in excess of common share investment	(118,633)	(100,545)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-Bank Offered Rate plus 3.0% and are due on demand.
During the nine month period ended September 30, 2011, Ivanhoe Mines recorded a $18.1 million equity method loss (2010 — $31.0 million loss) on this investment.
(b)	During the nine month period ended September 30, 2011, Ivanhoe Mines recorded a $39.9 million equity method gain (2010 — $0.7 million loss) on its investment in Exco Resources N.L. (“Exco”).
At September 30, 2011, the market value of Ivanhoe Mines’ 22.6% investment in Exco was $48.3 million (Aud$50.0 million).

13

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(c)	Available-for-sale equity securities

	September 30, 2011				December 31, 2010
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	(Loss) Gain	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	12.0%	$19,957	$(1,300)	$18,657	12.1%	$19,957	$27,746	$47,703
Aspire Mining Limited (i)	20.2%	22,037	26,377	48,414	19.8%	20,280	31,727	52,007
Emmerson Resources Limited	10.0%	2,840	(765)	2,075	10.0%	3,636	(304)	3,332
Other	—	96	286	382	—	96	293	389

		$44,930	$24,598	$69,528		$43,969	$59,462	$103,431

(i)	During the three month period ended September 30, 2011, Ivanhoe Mines acquired 2,540,812 common shares of Aspire Mining Limited (“Aspire”) at a cost of $1.3 million.
During the three month period ended March 31, 2011, Ivanhoe Mines acquired 798,139 common shares of Aspire at a cost of $461,000.
(d)	Held-for-trading equity securities
As at September 30, 2011, the market value of Ivanhoe Mines 1.5% investment in Kangaroo Resources Limited was $7.6 million, resulting in an unrealized loss of $2.7 million during the nine month period ended September 30, 2011.
(e)	Other equity securities, cost method

	September 30, 2011		December 31, 2010
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis

Ivanplats Limited (i)	8.8%	$16,119	7.9%	$19,491
Ibex Resources Inc. (ii)	1.6%	115	1.5%	1,043

		$16,234		$20,534

(i)
In January 2011, Ivanhoe Mines sold 1.4 million shares of Ivanplats Limited (formerly Ivanhoe Nickel and Platinum Ltd.) (“Ivanplats”), a private company, for $14.0 million. This transaction resulted in a gain on sale of $10.6 million.

In March 2011, Ivanhoe Mines converted the remaining Ivanplats special warrants into 2.5 million common shares of Ivanplats for no additional proceeds.
(ii)
During the three month period ended September 30, 2011, Ivanhoe Mines recorded an impairment provision of $928,000 against the investment in Ibex Resources Inc. (formerly GoviEx Gold Inc.) based on an assessment of the fair value.

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS

	September 30,	December 31,
	2011	2010

Long-Term Notes (a)	$30,744	$29,763
Government of Mongolia Treasury Bill (b)	86,231	80,394
Government of Mongolia Prepayments (b)	132,904	36,486
Money Market investments (c)	44,994	45,173

	$294,873	$191,816

(a)	Long-Term Notes
As at September 30, 2011, the Company held $61.1 million (December 31, 2010 — $65.0 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $30.7 million. The decrease from December 2010 in principal of $3.9 million was due to the weakening of the Canadian dollar ($2.6 million) and principal redemptions ($1.3 million). The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to September 30, 2011, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.
The Company has used a discounted cash flow approach to value the Long-Term Notes at September 30, 2011 incorporating the following assumptions:

Bankers Acceptance Rate:	1.12%
Discount Rates:	9% to 25%
Maturity Dates:	5.2 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes (continued)
Based on the discounted cash flow model as at September 30, 2011, the fair value of the Long-Term Notes was estimated at $30.7 million. As a result of this valuation, the Company recorded an unrealized trading gain of $2.4 million for the nine month period ended September 30, 2011.
Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.4 million.
(b)	Government of Mongolia Treasury Bill and Tax Prepayments
On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.
However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines agreed to make two tax prepayments. Tax prepayments of $50.0 million and $100.0 million were made on April 7, 2010 and June 7, 2011 respectively.
The after tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
The Company has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayments (continued)
The Company has used a discounted cash flow approach to value the T-Bill and tax prepayments at September 30, 2011 incorporating the following weighted average assumptions:

	T-Bill	Tax Prepayments
Purchased Amount	$100,000,000	$150,000,000
Discount Rate	9.9%	9.9%
Term	3.1 years	1.8 years
Based on the discounted cash flow models as at September 30, 2011, the fair values of the T-Bill and tax prepayments were estimated at $86.2 million and $132.9 million respectively. As a result of these valuations, Ivanhoe Mines recorded an unrealized gain of $3.7 million on the T-Bill and an unrealized loss of $4.8 million on the tax prepayments in accumulated other comprehensive income for the nine month period ended September 30, 2011.
(c)	Money Market Investments
As at September 30, 2011, Ivanhoe Mines held $45.0 million of money market investments with remaining maturities in excess of one year.
9.	NOTE RECEIVABLE
In early August 2011, Ivanhoe Mines received $103.0 million as payment for a promissory note from the Monywa Trust.
Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project — that was held through its Monywa subsidiary — to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to a subsidiary of the Company. The sole purpose of the Monywa Trust was to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties.
Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since February 2007.
After acquiring Ivanhoe Mines’ former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Monywa Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider or with potential purchasers or with the ultimate sale of the interest in July 2011.
The receipt of the $103.0 million has been recorded as a gain on settlement of note receivable as the note receivable had a carrying value of $nil.

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	PROPERTY, PLANT AND EQUIPMENT

	September 30,			December 31,
	2011			2010
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$11,172	$(2,338)	$8,834	$10,647	$(1,428)	$9,219

Other mineral property interests
Oyu Tolgoi, Mongolia	$48,120	$(6,445)	$41,675	$48,120	$(6,316)	$41,804
Ovoot Tolgoi, Mongolia	38,536	(1,508)	37,028	26,831	(766)	26,065
Australia	24,985	(126)	24,859	25,470	(126)	25,344
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$112,893	$(9,323)	$103,570	$101,673	$(8,452)	$93,221

Other capital assets
Oyu Tolgoi, Mongolia	$37,979	$(17,274)	$20,705	$24,203	$(14,471)	$9,732
Ovoot Tolgoi, Mongolia	317,914	(44,095)	273,819	228,241	(24,154)	204,087
Australia	49,085	(3,726)	45,359	46,785	(2,723)	44,062
Other exploration projects	4,442	(3,545)	897	3,351	(2,573)	778

	$409,420	$(68,640)	$340,780	$302,580	$(43,921)	$258,659

Capital works in progress
Oyu Tolgoi, Mongolia	$2,871,329	$—	$2,871,329	$953,581	$—	$953,581
Ovoot Tolgoi, Mongolia	80,671	—	80,671	16,364	—	16,364
Australia	9,055	—	9,055	1,604	—	1,604

	$2,961,055	$—	$2,961,055	$971,549	$—	$971,549

	$3,494,540	$(80,301)	$3,414,239	$1,386,449	$(53,801)	$1,332,648

11.	AMOUNTS DUE UNDER CREDIT FACILITIES

	September 30,	December 31,
	2011	2010
Current
Non-revolving bank loans (a)	$14,118	$14,615

Non-Current
Two-year extendible loan facility (b)	$38,084	$40,080

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)
In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Ivanhoe Mines elected to utilize the first one-year extension. Ivanhoe Mines has elected to utilize the second one-year extension available to it under the loan facility, extending the loan’s maturity to October 2012. The loan facility is secured against certain securities and other investments.

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CONVERTIBLE CREDIT FACILITY

	September 30,	December 31,
	2011	2010

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	111	69
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,449	93,407

Embedded derivative liability	59,178	154,877

Convertible credit facility	152,627	248,284

Accrued interest	9,326	6,312

Transaction costs allocated to deferred charges	(2,799)	(2,800)

Net carrying amount of convertible debenture	$159,154	$251,796

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly-owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.

As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

As at September 30, 2011, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $59.2 million.

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CONVERTIBLE CREDIT FACILITY (Continued)

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	September 30,		December 31,
	2011		2010

Floor conversion price	Cdn$	8.88	Cdn$	8.88
Ceiling conversion price	Cdn$	11.88	Cdn$	11.88
Expected volatility		72%		73%
Risk-free rate of return		2.68%		3.48%
Spot Cdn$ exchange rate		0.96		1.01
Forward Cdn$ exchange rate curve		0.91 - 0.95		0.97 - 1.14
During the three and nine months ended September 30, 2011, Ivanhoe Mines capitalized $3.5 million and $6.8 million, respectively, of interest expense incurred on the convertible credit facility.
13.	SHARE CAPITAL
(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Exploration (i)	$9,031	$6,437	$27,655	$18,691
General and administrative	6,899	2,774	29,211	7,551

	$15,930	$9,211	$56,866	$26,242

(i)
During the nine months ended September 30, 2011, stock-based compensation of $26.9 million (2010 — $3.2 million), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Ivanhoe Mines Ltd. (i)	$8,971	$3,606	$35,910	$11,255
SouthGobi Resources Ltd.	3,646	3,234	9,938	7,927
Ivanhoe Australia Ltd.	3,313	2,371	11,018	7,060

	$15,930	$9,211	$56,866	$26,242

(i)
During the nine months ended September 30, 2011, 2,164,215 options were exercised, 163,596 options were cancelled and 5,225,923 options were granted. These granted options have a weighted average exercise price of Cdn$18.83, lives of seven years, and vest over periods ranging from grant date to four years. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2011 was Cdn$17.30. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 3.0 years, risk-free interest rate of 2.09%, expected volatility of 66%, and dividend yield of nil%.

During the nine months ended September 30, 2011, stock-based compensation of $26.9 million (2010 — $3.2 million), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Ivanhoe Mines. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Ivanhoe Mines. As a result of these transactions, Rio Tinto holds a significant investment interest in Ivanhoe Mines. These transactions are set out below:

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (Continued)

(Stated in thousands of U.S. dollars, except for share amounts)

		Number of	Proceeds/
		Shares	Transaction
Nature of Investment by Rio Tinto	Period	Acquired (1)	Value
Private Placement — Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement — Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credity Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000

Balance at December 31, 2010		219,251,843	$2,029,081
Rights Offering	February 2011	34,387,776	477,302
Exercise of remaining Series B Warrants (2)	June 2011	14,070,182	119,737
Exercise of Anti Dilution Warrants (2)	June 2011	827,706	2,527
Exercise of Series C Warrants (2)	June 2011	40,224,365	379,316
Exercise of Subscription Right (3)	August 2011	27,896,570	535,908

Balance at September 30, 2011		336,658,442	$3,543,871

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2)
In June 2011, Ivanhoe Mines received $501.6 million from Rio Tinto following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines. Rio Tinto exercised all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. Rio Tinto previously had committed to convert all the warrants to shares by January 2012. The additional shares increased Rio Tinto’s ownership stake in Ivanhoe Mines from 42.0% to 46.5%.

(3)
In August 2011, Ivanhoe Mines received $535.9 million from Rio Tinto following Rio Tinto’s decision to exercise the subscription right granted to Rio Tinto as part of the terms of the December 2010 Heads of Agreement between Rio Tinto and Ivanhoe Mines.

As at September 30, 2011, Rio Tinto’s equity ownership in the Company was 49.0% (December 31, 2010 — 40.3%).
(c)	Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SHARE CAPITAL (Continued)
(c)	Rights Offering (continued)

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price is not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the three month period ended March 31, 2011, Ivanhoe Mines recognized a derivative loss of $432.5 million.

During the three months ended March 31, 2011, the derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Accumulated OCI at beginning of period:
Long-term investments, net of tax of $5,534, $nil, $6,224, $1,896	$45,788	$7,223	$53,239	$17,763
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(42,098)	(40,690)	(37,180)	(27,448)
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	31,987	(8,198)	23,039	(6,015)
Noncontrolling interests	(11,754)	15,537	(6,023)	1,122

	$23,923	$(26,128)	$33,075	$(14,578)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$(27,178)	$14,133	$(35,319)	$1,694
Changes in fair value of other long-term investments	3,760	1,703	(1,158)	(11,539)
Currency translation adjustments	(22,181)	18,906	(13,233)	16,723
Noncontrolling interests	12,810	(5,648)	7,079	8,767
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	—	—	3

Other comprehensive income, before tax	(32,789)	29,094	(42,631)	15,648
Income tax (recovery) expense related to OCI	2,266	(1,340)	2,956	556

Other comprehensive income, net of tax	$(30,523)	$27,754	$(39,675)	$16,204

Accumulated OCI at end of period:
Long-term investments, net of tax of $3,268, $1,340, $3,268, $1,340	$20,876	$20,016	$20,876	$20,016
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(38,338)	(38,987)	(38,338)	(38,987)
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	9,806	10,708	9,806	10,708
Noncontrolling interests	1,056	9,889	1,056	9,889

	$(6,600)	$1,626	$(6,600)	$1,626

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	NONCONTROLLING INTERESTS
At September 30, 2011 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC:

	Noncontrolling Interests
		Ivanhoe
	SouthGobi	Australia	Oyu Tolgoi	Total

Balance, December 31, 2010	$286,919	$69,092	$(353,401)	$2,610

Noncontrolling interests’ share of loss	27,026	(25,170)	(8,102)	(6,246)
Noncontrolling interests’ share of other comprehensive income	(2,005)	(4,681)	(393)	(7,079)
Changes in noncontrolling interests arising from changes in ownership interests	(12,049)	48,106	—	36,057

Balance, September 30, 2011	$299,891	$87,347	$(361,896)	$25,342

16.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Net income (loss)	$2,383	$(25,272)	$(490,809)	$(290,761)
Income from discontinued operations	9,105	—	9,105	(6,585)
Items not involving use of cash
Stock-based compensation	14,753	9,211	53,375	26,242
Accretion expense	191	3,085	553	11,838
General and administrative expenses	—	—	—	3,421
Depreciation	10,828	1,279	22,573	7,376
Write-down of carrying values of property, plant and equipment	—	1,764	—	1,764
Accrued interest income	(315)	(2,465)	(6,420)	(7,585)
Interest expense	(742)	5,918	—	13,243
Unrealized (gains) losses on long-term investments	2,374	(1,362)	2,683	3,849
Unrealized gains on other long-term investments	(729)	(2,019)	(2,124)	(3,528)
Realized gain on redemption of other long-term investments	(9)	(34)	(107)	(121)
Change in fair value of derivative	—	—	432,536	—
Change in fair value of embedded derivatives	(62,058)	(49,772)	(95,699)	(120,633)
Loss on conversion of convertible debenture	—	—	—	154,316
Unrealized foreign exchange losses (gains)	35,208	(5,533)	31,703	(5,646)
Share of loss (income) of significantly influenced investees	19,341	8,503	(21,789)	31,713
Write-down of carrying value of inventory	3,061	7,855	18,936	14,390
Gain on sale of long-term investments	—	—	(10,628)	—
Gain on settlement of note receivable	(102,995)	—	(102,995)	—
Net recovery on derecognition of property, plant and equipment	(2,925)	—	(2,925)	—
Write-down of carrying value of long-term investments	928	68	928	485
Deferred income taxes	2,521	(4,432)	(10,362)	(7,205)
Bonus shares	1,177	—	3,491	—
Net change in non-cash operating working capital items:
Increase in:
Accounts receivable	(2,384)	(11,439)	(34,571)	(17,776)
Inventories	(19,925)	(18,352)	(65,279)	(33,332)
Prepaid expenses	(58,737)	(4,507)	(78,188)	(6,205)
Increase in:
Accounts payable and accrued liabilities	18,635	44,869	31,681	88,970
Interest payable on long-term debt	5,858	—	3,831	—

Cash used in operating activities	$(124,456)	$(42,635)	$(310,501)	$(141,770)

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Investing activities:
Acquisition of property, plant and equipment (i)	$—	$—	$—	$(195,357)
Financing activites:
Conversion of convertible credit facility	$—	$(400,832)	$—	$(400,832)
Partial conversion of convertible debenture (Note 12)	—	—	—	(349,079)

	$—	$(400,832)	$—	$(945,268)

(i)
In March 2010, the Company and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 13 (b)). The Company used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SEGMENT DISCLOSURES

	Nine Months Ended September 30, 2011
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$127,985	$—	$127,985
COST OF SALES
Production and delivery	—	—	(84,571)	—	(84,571)
Depreciation and depletion	—	—	(20,521)	—	(20,521)
Write-down of carrying value of inventory	—	—	(18,936)	—	(18,936)

COST OF SALES	—	—	(124,028)	—	(124,028)

EXPENSES
Exploration	(17,478)	(133,260)	(43,622)	—	(194,360)
General and administrative	—	—	—	(66,151)	(66,151)
Depreciation	(130)	(1,609)	(228)	(85)	(2,052)
Accretion of asset retirement obligations	(310)	—	(200)	—	(510)
Write-down of carrying values of property, plant and equipment	—	—	—	—	—

TOTAL EXPENSES	(17,918)	(134,869)	(168,078)	(66,236)	(387,101)

OPERATING LOSS	(17,918)	(134,869)	(40,093)	(66,236)	(259,116)

OTHER INCOME (EXPENSES)
Interest income	3,951	5,527	1,047	4,846	15,371
Interest expense	—	—	(8,495)	(1,123)	(9,618)
Accretion of convertible credit facilities	—	—	(43)	—	(43)
Foreign exchange gains (losses)	2,820	12	(188)	(32,793)	(30,149)
Unrealized losses on long-term investments	—	—	(2,683)	—	(2,683)
Unrealized (losses) gains on other long-term investments	—	—	(254)	2,378	2,124
Realized gain on redemption of other long-term investments	—	—	—	107	107
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	—	95,699	—	95,699
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	(928)	(928)
Gain on sale of long-term investment	—	—	—	10,628	10,628
Gain on settlement of note receivable	—	—	—	102,995	102,995
Net recovery on redemption of property, plant and equipment	—	—	2,925	—	2,925

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(11,147)	(129,330)	47,915	(412,662)	(505,224)
(Provision) recovery for income taxes	(5)	(694)	5,130	(2,700)	1,731
Share of income (loss) of significantly influenced investees	—	39,877	—	(18,088)	21,789

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(11,152)	(90,147)	53,045	(433,450)	(481,704)
LOSS FROM DISCONTINUED OPERATIONS	—	—	—	(9,105)	(9,105)

NET (LOSS) INCOME	(11,152)	(90,147)	53,045	(442,555)	(490,809)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	8,102	25,170	(27,026)	—	6,246

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(3,050)	$(64,977)	$26,019	$(442,555)	$(484,563)

CAPITAL EXPENDITURES	$1,662,569	$15,158	$171,334	$43	$1,849,104

TOTAL ASSETS	$3,490,154	$295,799	$929,827	$923,016	$5,638,796

During the nine months ended September 30, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $51.7 million, $30.1 million and $26.7 million, respectively.

27

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2011
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$60,491	$—	$60,491
COST OF SALES
Production and delivery	—	—	(40,997)	—	(40,997)
Depreciation and depletion	—	—	(9,991)	—	(9,991)
Write-down of carrying value of inventory	—	—	(3,061)	—	(3,061)

COST OF SALES	—	—	(54,049)	—	(54,049)

EXPENSES
Exploration	(6,381)	(52,175)	(21,002)	—	(79,558)
General and administrative	—	—	—	(21,390)	(21,390)
Depreciation	(44)	(702)	(87)	(4)	(837)
Accretion of asset retirement obligations	(103)	—	(73)	—	(176)
Write-down of carrying values of property, plant and equipment	—	—	—	—	—

TOTAL EXPENSES	(6,528)	(52,877)	(75,211)	(21,394)	(156,010)

OPERATING LOSS	(6,528)	(52,877)	(14,720)	(21,394)	(95,519)

OTHER INCOME (EXPENSES)
Interest income	1,755	1,348	265	1,952	5,320
Interest expense	—	—	(1,560)	(375)	(1,935)
Accretion of convertible credit facilities	—	—	(15)	—	(15)
Foreign exchange gains (losses)	680	3	(200)	(36,035)	(35,552)
Unrealized losses on long-term investments	—	—	(2,374)	—	(2,374)
Unrealized (losses) gains on other long-term investments	—	—	(75)	804	729
Realized gain on redemption of other long-term investments	—	—	—	9	9
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	62,058	—	62,058
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	(928)	(928)
Gain on sale of long-term investment	—	—	—	—	—
Gain on settlement of note receivable	—	—	—	102,995	102,995
Net recovery on redemption of property, plant and equipment	—	—	2,925	—	2,925

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(4,093)	(51,526)	46,304	47,028	37,713
Provision for income taxes	—	(63)	(6,203)	(618)	(6,884)
Share of loss of significantly influenced investees	—	(11,044)	—	(8,297)	(19,341)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(4,093)	(62,633)	40,101	38,113	11,488
LOSS FROM DISCONTINUED OPERATIONS	—	—	—	(9,105)	(9,105)

NET (LOSS) INCOME	(4,093)	(62,633)	40,101	29,008	2,383
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,070	20,614	(18,734)	—	4,950

NET INCOME (LOSS) ATTRIBUTABLE TO IVANHOE MINES LTD.	$(1,023)	$(42,019)	$21,367	$29,008	$7,333

CAPITAL EXPENDITURES	$648,433	$11,224	$59,176	$2	$718,835

TOTAL ASSETS	$3,490,154	$295,799	$929,827	$923,016	$5,638,796

During the three months ended September 30, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $23.4 million, $13.6 million and $13.0 million, respectively.

28

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2010
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$38,182	$—	$38,182
COST OF SALES
Production and delivery	—	—	(28,073)	—	(28,073)
Depreciation and depletion	—	—	(5,854)	—	(5,854)
Write-down of carrying value of inventory	—	—	(14,390)	—	(14,390)

COST OF SALES	—	—	(48,317)	—	(48,317)

EXPENSES
Exploration	(74,307)	(49,183)	(35,547)	—	(159,037)
General and administrative	—	—	—	(38,052)	(38,052)
Depreciation	(642)	(678)	(129)	(73)	(1,522)
Accretion of asset retirement obligations	(67)	—	(75)	—	(142)
Write-down of carrying values of property, plant and equipment	—	—	(1,764)	—	(1,764)

TOTAL EXPENSES	(75,016)	(49,861)	(85,832)	(38,125)	(248,834)

OPERATING LOSS	(75,016)	(49,861)	(47,650)	(38,125)	(210,652)

OTHER INCOME (EXPENSES)
Interest income	2,661	1,196	1,851	5,231	10,939
Interest expense	—	—	(19,624)	(8,333)	(27,957)
Accretion of convertible credit facilities	—	—	(46)	(11,650)	(11,696)
Foreign exchange (losses) gains	(523)	33	252	2,383	2,145
Unrealized losses on long-term investments	—	—	(3,849)	—	(3,849)
Unrealized gains on other long-term investments	—	—	343	3,185	3,528
Realized gain on redemption of other long-term investments	—	—	—	121	121
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	120,633	—	120,633
Loss on conversion of convertible credit facility	—	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	—	(485)	(485)
Gain on sale of long-term investment	—	—	—	—	—
Gain on settlement of note receivable	—	—	—	—	—
Net recovery on redemption of property, plant and equipment	—	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(72,878)	(48,632)	(102,406)	(47,673)	(271,589)
(Provision) recovery for income taxes	(17)	(1,288)	5,381	1,880	5,956
Share of loss of significantly influenced investees	—	(749)	—	(30,964)	(31,713)

NET LOSS FROM CONTINUING OPERATIONS	(72,895)	(50,669)	(97,025)	(76,757)	(297,346)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	6,585	6,585

NET LOSS	(72,895)	(50,669)	(97,025)	(70,172)	(290,761)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	11,233	7,718	23,053	—	42,004

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(61,662)	$(42,951)	$(73,972)	$(70,172)	$(248,757)

CAPITAL EXPENDITURES	$335,386	$19,636	$75,590	$86	$430,698

TOTAL ASSETS	$886,277	$288,343	$942,990	$669,890	$2,787,500

During the nine months ended September 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $24.1 million, $12.8 million and $1.2 million, respectively.

29

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2010
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$6,597	$—	$6,597
COST OF SALES
Production and delivery	—	—	(5,975)	—	(5,975)
Depreciation and depletion	—	—	(1,027)	—	(1,027)
Write-down of carrying value of inventory	—	—	(7,855)	—	(7,855)

COST OF SALES	—	—	(14,857)	—	(14,857)

EXPENSES
Exploration	(14,297)	(19,158)	(14,676)	—	(48,131)
General and administrative	—	—	—	(15,005)	(15,005)
Depreciation	(6)	(200)	(40)	(6)	(252)
Accretion of asset retirement obligations	(23)	—	(28)	—	(51)
Write-down of carrying values of property, plant and equipment	—	—	(1,764)	—	(1,764)

TOTAL EXPENSES	(14,326)	(19,358)	(31,365)	(15,011)	(80,060)

OPERATING LOSS	(14,326)	(19,358)	(24,768)	(15,011)	(73,463)

OTHER INCOME (EXPENSES)
Interest income	1,013	1,076	627	1,056	3,772
Interest expense	—	—	(4,891)	(1,389)	(6,280)
Accretion of convertible credit facilities	—	—	(13)	(3,021)	(3,034)
Foreign exchange (losses) gains	(320)	18	853	4,783	5,334
Unrealized gains on long-term investments	—	—	1,363	—	1,363
Unrealized gains on other long-term investments	—	—	373	1,646	2,019
Realized gain on redemption of other long-term investments	—	—	—	34	34
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	49,772	—	49,772
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	(68)	(68)
Gain on sale of long-term investment	—	—	—	—	—
Gain on settlement of note receivable	—	—	—	—	—
Net recovery on redemption of property, plant and equipment	—	—	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(13,633)	(18,264)	23,316	(11,970)	(20,551)
(Provision) recovery for income taxes	(1)	11	2,240	1,532	3,782
Share of loss of significantly influenced investees	—	(131)	—	(8,372)	(8,503)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(13,634)	(18,384)	25,556	(18,810)	(25,272)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET (LOSS) INCOME	(13,634)	(18,384)	25,556	(18,810)	(25,272)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	9,074	3,262	(11,925)	—	411

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(4,560)	$(15,122)	$13,631	$(18,810)	$(24,861)

CAPITAL EXPENDITURES	$181,994	$18,551	$22,256	$42	$222,843

TOTAL ASSETS	$886,277	$288,343	$942,990	$669,890	$2,787,500

During the three months ended September 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $3.7 million, $2.0 million and $0.8 million, respectively.

30

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
18.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2011
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$9,998	$9,998	$—	$—
Long-term investments	77,080	77,080	—	—
Other long-term investments	294,873	44,994	—	249,879

	$381,951	$132,072	$—	$249,879

Liabilities:
Embedded derivative liability	59,178	—	59,178	—

	$59,178	$—	$59,178	$—

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$98,373	$98,373	$—	$—
Long-term investments	113,666	113,458	208	—
Other long-term investments	191,816	45,173	—	146,643

	$403,855	$257,004	$208	$146,643

Liabilities:
Rights offering derivative liability	$766,238	$766,238	$—	$—
Embedded derivative liability	154,877	—	154,877	—

	$921,115	$766,238	$154,877	$—

31

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
18.	FAIR VALUE ACCOUNTING (Continued)

The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.

The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments and Money Market investments.
The Company’s rights offering derivative liability is classified within Level 1 of the fair value hierarchy as it is valued using quoted market prices for the rights.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 11), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets for the nine months ended September 30, 2011.

	Long-Term		Tax
	Notes	T-Bills	Prepayments	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$146,643

Additions	—	—	100,000	100,000
Accrued interest	—	2,180	1,233	3,413
Foreign exchange losses	(1,306)	—	—	(1,306)
Fair value redeemed	(91)	—	—	(91)
Unrealized gains (losses) included in other comprehensive income	—	3,657	(4,815)	(1,158)
Unrealized gains included in earnings	2,378	—	—	2,378

Balance, September 30, 2011	$30,744	$86,231	$132,904	$249,879

32

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
19.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	September 30,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,410,255	$1,410,255	$1,264,031	$1,264,031
Short-term investments	9,998	9,998	98,373	98,373
Accounts receivable	104,512	104,512	65,741	65,741
Long-term investments	144,376	260,210	151,191	280,181
Other long-term investments	294,873	294,873	191,816	191,816

Accounts payable and accrued liabilities	496,028	496,028	260,528	260,528
Amounts due under credit facilities	52,202	52,202	54,695	54,695
Rights offering derivative liability	—	—	766,238	766,238
Convertible credit facility	161,953	161,953	254,596	254,596
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, tax prepayments and Money Market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.

The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.

The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 11). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

33

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
20.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

34

3	Interim Report for the three and nine month periods ended September 30, 2011.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com.

At November 14, 2011, the Company had 738.9 million common shares issued and outstanding and stock options outstanding for 23.9 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine-month periods ended September 30, 2011, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2010. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 33.
The effective date of this MD&A is November 14, 2011.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE THIRD QUARTER OF 2011
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•
Overall construction at Oyu Tolgoi continues to advance on budget and reached a 54.4% level of completion at the end of Q3’11. Key elements of the project, including the concentrator complex, primary crusher and tailings-thickening ponds, remain ahead of schedule. Total capital invested in the project to the end of Q3’11 was approximately $3.2 billion. Facilities required for first ore production in mid-2012 remain on schedule and commercial production is expected to commence in the first half of 2013.

•
Pre-stripping for the phase-one open-pit mine on the gold-rich Southern Oyu deposits at Oyu Tolgoi began in August 2011. By the end of Q3’11, approximately 1.3 million tonnes of overburden material had been moved.

•
The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during Q3’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance during Q3’11 of 1,187 metres, for a total of 9,126 metres completed since tunnelling started in 2008.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Construction of Shaft #2 infrastructure is progressing well. The headframe and ancillary buildings were 59.9% complete at the end of Q3’11. Sinking of the shaft is expected to commence in the second half of November 2011.

•
Oyu Tolgoi’s site-based construction workforce was approximately 14,760 at the end of Q3’11, with approximately 11,680 working on site each day and the balance on leave. Approximately 7,820 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,300 Mongolians participating in offsite training and educational programs. These Mongolian employees will form the bulk of the eventual production workforce.

•
In May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi along a 95-kilometre route south to the Mongolia-China international border. Construction of the transmission towers was completed in October 2011 and the stringing of power cables is expected to commence in spring 2012. The transmission line is planned to be extended across the Mongolian border by Chinese contractors to tie into the neighbouring Inner Mongolian electrical grid in China.

•
Discussions between the Mongolian and Chinese governments were held during Q2’11 and Q3’11 and are expected to conclude a bilateral agreement that would secure the supply of initial electrical power from China. Subject to negotiations and final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.

•
During Q3’11, Ivanhoe Mines’ 58%-owned subsidiary, SouthGobi Resources (SGQ: TSX; 1878: HK), reported coal sales of $60.5 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 1.37 million tonnes of coal sold to customers in China at an average realized price (before royalties and selling fees) of approximately $54 per tonne.

•
Ivanhoe Mines’ 59%-owned subsidiary, Ivanhoe Australia (IVA: ASX & TSX), continues to advance its copper, gold, molybdenum and rhenium mine development projects in the Cloncurry region of Queensland. The Osborne copper and gold project is scheduled to begin initial production in the first half of 2012; construction of the decline to access the Merlin molybdenum and rhenium deposit had progressed to 1,438 metres by the end of Q3’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Altynalmas Gold, 50%-owned by Ivanhoe Mines, is continuing its drilling program designed to further delineate and upgrade resources and reserves to NI 43-101 standards at the Kyzyl Gold Project in Kazakhstan. Altynalmas Gold is proceeding to advance the development of the project following the completion of a pre-feasibility study in 2010.

•
In Q3’11, Ivanhoe Mines recorded net income of $7.3 million ($0.01 per share), compared to a net loss of $24.9 million ($0.05 per share) in Q3’10, which was an increase of $32.2 million. Results for Q3’11 mainly were affected by $79.6 million in exploration expenses, $54.0 million in cost of sales, $21.4 million in general and administrative expenses, $35.6 million in foreign exchange losses, a $19.3 million share of loss of significantly influenced investees, a $9.1 million loss from discontinued operations and $1.9 million in interest expense. These amounts were offset by coal revenue of $60.5 million, a $62.1 million change in the fair value of embedded derivatives, a $103.0 million gain on settlement of a long-term note receivable, and $5.3 million in interest income.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data
2. Review of Operations
A. Core Interests and Activities
i. Mongolia
ii. Australia
iii. Kazakhstan
iv. Other Exploration
v. Other Developments
B. Discontinued Operations
C. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. International Financial Reporting Standards
12. Risks and Uncertainties
13. Related-Party Transactions
14. Changes in Internal Control over Financial Reporting
15. Qualified Person
16. Cautionary Statements
17. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2011	2011	2011	2010
Revenue	$60.5	$47.3	$20.2	$41.6
Cost of sales	(54.0)	(49.7)	(20.3)	(46.4)
Exploration expenses	(79.6)	(68.6)	(46.2)	(59.6)
General and administrative	(21.4)	(19.5)	(25.3)	(46.4)
Foreign exchange (losses) gains	(35.6)	2.3	3.2	6.6
Change in fair value of derivative	—	—	(432.5)	135.7
Gain on settlement of note receivable	103.0	—	—	—
Change in fair value of embedded derivatives	62.1	70.4	(36.8)	(20.0)
Net income (loss) from continuing operations	16.4	0.6	(492.5)	37.3
Income (loss) from discontinued operations	(9.1)	—	—	—
Net income (loss)	7.3	0.6	(492.5)	37.3
Net income (loss) per share — basic
Continuing operations	$0.02	$0.00	$(0.79)	$0.07
Discontinued operations	$(0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	$(0.79)	$0.07

Net income (loss) per share — diluted
Continuing operations	$0.02	$0.00	$(0.79)	$0.06
Discontinued operations	$(0.01)	$0.00	$0.00	$0.00
Total	$0.01	$0.00	$(0.79)	$0.06

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2010	2010	2010	2009
Revenue	$6.6	$17.7	$13.9	$9.9
Cost of sales	(14.9)	(13.2)	(20.3)	(8.5)
Exploration expenses	(48.1)	(39.5)	(71.4)	(67.2)
General and administrative	(15.0)	(14.7)	(8.3)	(15.0)
Foreign exchange gains (losses)	5.3	(4.9)	1.7	2.2
Change in fair value of embedded derivatives	49.8	72.2	(1.4)	(45.0)
Loss on conversion of convertible credit facility	—	—	(154.3)	—
Net income (loss) from continuing operations	(24.9)	(30.0)	(200.5)	(138.7)
Income (loss) from discontinued operations	—	—	6.6	9.2
Net income (loss)	(24.9)	(30.0)	(193.9)	(129.5)
Net income (loss) per share — basic
Continuing operations	$(0.05)	$(0.06)	$(0.44)	$(0.32)
Discontinued operations	$0.00	$0.00	$0.01	$0.02
Total	$(0.05)	$(0.06)	$(0.43)	$(0.30)

Net income (loss) per share — diluted
Continuing operations	$(0.05)	$(0.06)	$(0.44)	$(0.32)
Discontinued operations	$0.00	$0.00	$0.01	$0.02
Total	$(0.05)	$(0.06)	$(0.43)	$(0.30)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Oyu Tolgoi Netherlands B.V. that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper-gold-silver project now under construction in southern Mongolia.

•
A 58% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•	A 59% interest in Ivanhoe Australia, which is progressing its projects in the Cloncurry region of Queensland, Australia, with the key focus on commencing copper and gold production in March 2012.
•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q3’11, Ivanhoe Mines recorded net income of $7.3 million ($0.01 per share), compared to a net loss of $24.9 million ($0.05 per share) in Q3’10, which was an increase of $32.2 million. Results for Q3’11 mainly were affected by $79.6 million in exploration expenses, $54.0 million in cost of sales, $21.4 million in general and administrative expenses, $35.6 million in foreign exchange losses, a $19.3 million share of loss of significantly influenced investees, a $9.1 million loss from discontinued operations and $1.9 million in interest expense. These amounts were offset by coal revenue of $60.5 million, a $62.1 million change in the fair value of embedded derivatives, a $103.0 million gain on settlement of a long-term note receivable, and $5.3 million in interest income.
Exploration expenses of $79.6 million in Q3’11 increased $31.5 million from $48.1 million in Q3’10. Exploration expenses included $30.1 million spent in Mongolia ($30.4 million in Q3’10), primarily for Oyu Tolgoi and SouthGobi’s Ovoot Tolgoi and Soumber deposits, and $47.1 million incurred by Ivanhoe Australia ($15.7 million in Q3’10). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at September 30, 2011, was $1.4 billion. As at November 14, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.1 billion.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. CORE INTERESTS AND ACTIVITIES
Ivanhoe Mines’ main activities during Q3’11 were the mine development activities at the Oyu Tolgoi Project, coal production at SouthGobi’s Ovoot Tolgoi mine and exploration activities largely focused in Australia and Mongolia.
In Q3’11, Ivanhoe Mines capitalized $752.0 million in additions to property, plant and equipment for the Oyu Tolgoi Project.
In Q3’11, Ivanhoe Mines expensed $79.6 million in exploration activities, compared to $48.1 million in Q3’10.
Exploration costs generally are charged to operations in the period incurred until it is determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).
Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. During Q3’11, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $752.0 million, which included development costs. In Q3’11, Ivanhoe Mines incurred exploration expenses of $6.4 million at Oyu Tolgoi, compared to $14.3 million incurred in Q3’10.
Construction of the Oyu Tolgoi copper-gold-silver complex advancing toward planned start of commercial production in the first half of 2013
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.
Along with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded up to approximately 160,000 tonnes of ore per day when the underground mine begins production.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings.
Current operations activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan. Pre-stripping for the open-pit mine began in early August 2011; assembly of the mining fleet is continuing.
In early May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi along a 95-kilometre route south to the Mongolia-China international border. The construction approval from Mongolia’s Energy Regulatory Authority and a land-use contract from the governor of Khanbogd soum (township), which includes Oyu Tolgoi, now have been received. Both are key to the plan to import electrical power from China to operate the Oyu Tolgoi complex during its initial four years of commercial production. Contracts have been awarded to Mongolian companies for construction of the power transmission line to the border. Construction of the towers to the Mongolian border was completed in October 2011 and line stringing is expected to commence in spring 2012. The transmission line is planned to be extended across the Mongolian border by Chinese contractors to tie into the neighbouring Inner Mongolian electrical grid in China.
Discussions between the Mongolian and Chinese governments were held during Q2’11 and Q3’11 and are continuing toward the objective of concluding a bilateral agreement that would secure the supply of electrical power from China. Subject to negotiations and final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project and that Ivanhoe Mines has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements. The agreement also established a) that Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) that all of the project’s power requirements would be sourced from within Mongolia no later than four years after Oyu Tolgoi begins commercial production. In November 2011, the Mongolian Government passed a cabinet resolution allowing for the future construction by Oyu Tolgoi LLC of a dedicated coal-fired power plant in Mongolia for the project.
Oyu Tolgoi LLC is finalizing a study of alternative power-generation arrangements that could be implemented if it became apparent that interim imported power would not be available by Q3’12. To date, the study demonstrates that advancing the construction of a coal-fired power plant in Mongolia would be the most appropriate option.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A dedicated coal-fired power plant would require certain Mongolian Government permits, the negotiation of commercial agreements with the Mongolian Government and coal suppliers and the arrangement of financing for the accelerated construction. If necessary, such an approach would impact the Oyu Tolgoi construction schedule and adversely affect the project’s ability to achieve full commercial production in 2013, as planned. Although construction of a power plant is expected as part of the Oyu Tolgoi Project’s future development, there is no provision for a plant in the current capital cost estimates for 2011 and 2012 and the financing that would be required is not contemplated as part of the Company’s current financing plan. The Heads of Agreement signed with Rio Tinto in December 2010 provided that if construction of a 50-megawatt or greater power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.
Overall construction of the Oyu Tolgoi Project was 54.4% complete at the end of Q3’11
Overall construction reached a 54.4% level of completion at the end of Q3’11. Total capital invested in the project by the end of Q3’11 was approximately $3.2 billion. Overall construction is projected to be over 70% complete by the end of 2011.
Major updates for Q3’11 and plans for Q4’11 include:
•
Pre-stripping of overburden began in August 2011 as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits. At the end of Q3’11, approximately 1.3 million tonnes of material had been moved.

•
The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during Q3’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule and achieved an advance during Q3’11 of 1,187 metres, for a total of 9,126 metres completed since tunnelling started in 2008.

•
Shaft #2 construction is progressing well. The headframe and ancillary buildings were 59.9% complete at the end of Q3’11. Preparations are underway for sinking, which is expected to begin in November 2011.

•
Oyu Tolgoi’s site-based construction workforce was approximately 14,760 at the end of Q3’11, with approximately 11,680 working on site each day and the balance on leave. Approximately 7,820 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,300 Mongolians participating in offsite training and educational programs. These Mongolian employees will form the bulk of the eventual production workforce, particularly in the open-pit operations.

•
Construction of the concentrator was 56.2% complete at the end of Q3’11. The structural steel and the cladding for the concentrator building reached substantial completion during Q3’11 (except where openings are needed for equipment installation). The shells for SAG mill #2 and for ball mills #3 and #4 were assembled; heads for the mills were installed; and trunnion bearings were installed for ball mill #3.

•
Progress of the construction of off-site facilities and infrastructure reached 52.8% at the end of Q3’11, which was slightly behind the plan of 54.1%. The cumulative shortfall was due to delays with the Oyu Tolgoi—Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, and the decision to defer until spring 2012 the stringing of cables on the power line to the Mongolia-China border. Facilities required for the production of the first ore are on schedule.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
A diesel management study is underway to review options for onsite and offsite storage of diesel fuel to ensure reliability of supply. An initial indication of the study proposes an additional five-million-litre storage facility on site.

•
Non-binding concentrate sales memorandums of understandings with two large Chinese smelters and two international trading companies were agreed to during Q3’11. Contracts are expected to be finalized with the smelters and trading companies during the next several months. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

Phase one construction on budget
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 — the peak year of construction activity on the first phase of the Oyu Tolgoi Project. In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for operation of the Ulaanbaatar office during 2011 and $100 million for the second tax prepayment that was made to the Mongolian Government in June 2011. At the end of Q3’11, $2.2 billion had been spent in 2011, which was slightly over the budget of $2.1 billion due to the strategy of bringing forward certain activities into 2011.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production scheduled for 2013 is expected to total approximately $4.5 billion. This estimate includes approximately $280 million in remaining contingencies; no provision has been made for foreign exchange variances or cost increases on construction commitments that may be incurred.
The Oyu Tolgoi 2012 budget is expected to be reviewed and approved in December 2011 by the Oyu Tolgoi Board of Directors and the Ivanhoe Mines Board of Directors. The 2012 budget is expected to be in line with the costs estimated for 2012 in the overall phase-one budget, taking into account some shifts in timing of certain activities.
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore-processing capacity in the future, while minimizing potential disruption to operations that will be underway at that time.
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase up to approximately 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi has constructed a third ore-reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50-60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, could supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional ore are ongoing.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Pre-stripping of open-pit mine started as planned in Q3’11
Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine began on schedule in August 2011. Work began with the construction fleet hauling clay material to the tailing-storage facility and the infrastructure projects, including roads, laydowns and access ramps. Commissioning of the initial open-pit mining fleet began in September 2011 with the release of the first Bucyrus RH340 hydraulic shovel and Komatsu 930E haul trucks. Deliveries of heavy mobile equipment, assembly and commissioning are on-going and all operational-readiness activities are on schedule. The full fleet of 28 trucks is expected to be in operation in August 2012.
Underground development of Hugo North Mine proceeding on schedule
The development of the first lift of the phase-two underground block-cave mine at the Hugo North Deposit continued successfully during Q3’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule.
The first ventilation raise pilot-hole broke through to the 1,300-metre level in Q2’11. Initial reaming from the 1,300-metre level has proven difficult and additional concrete grouting is being undertaken to stabilize the ground. Work has begun on two more ventilation raise holes that will provide additional air flow to the underground workings and help to increase lateral development performance. The underground development of Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $4.0 billion
Ivanhoe Mines, Rio Tinto, a core lending group and their respective advisers are working together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project, with the objective of signing loan documentation in early Q2’12.
The initial core lending group of Mandated Lead Arrangers is comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. USExim Bank — together with its adviser, Standard Bank — Multilateral Investment Guarantee Agency, a member of the World Bank Group and the Australian Export Finance and Insurance Corporation recently joined the lender group and have begun their due diligence processes with a view to supporting the financing.
Recent meetings with lenders also were attended by Erdenes MGL LLC, the Mongolian state-owned shareholder that owns 34% of Oyu Tolgoi LLC, and representatives from Oyu Tolgoi LLC.
Preparation of a term sheet outlining the main terms and conditions common to all lenders is well advanced. Lenders have built a financial model and are expected to finalize their technical, marketing, financial, legal, insurance, environmental and social due diligence later this year.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During Q3’11, project finance activities focused on the following:
•
Completion tests. A meeting was held with lender representatives and the outcome was a tentatively agreed position on outstanding issues. This agreement remains subject to further discussions, most particularly the finalization of covenant ratios associated with the financial model.

On other outstanding term sheet points, the scope of certain financial definitions and ratios, sponsor covenants and permitted Rio Tinto senior debt remain outstanding, however finalization of the completion tests likely will also involve finalization of definitions and ratios at a minimum. Progress on reporting requirements was made during Q3’11 with drafts exchanged between Oyu Tolgoi LLC and the lender group.

•
Working capital facility. Progress was made in finalizing a term sheet with four main Mongolian Banks for an unsecured working capital facility for Oyu Tolgoi LLC. The term sheet will be discussed with the Mongolian banks in Q4’11 in conjunction with an update on the project financing to be presented to the Oyu Tolgoi LLC board by the project finance team. Although not central to the financing plan, the Mongolian facility is seen as an important aspect, providing the Mongolian Banks with the opportunity to participate in the financing of Oyu Tolgoi.

•
With financial close approaching, discussion on the syndication strategy commenced during Q2’11. Ivanhoe Mines and Rio Tinto were presented with a proposal by a commercial bank to underwrite a significant portion of the project finance debt in syndication. Ivanhoe Mines and Rio Tinto are reviewing the proposal.

•	Environmental Social Impact Assessment (ESIA). The ESIA is nearing completion with an objective of seeking Oyu Tolgoi LLC Board of Directors approval in Q4’11.

•	Other due diligence work streams are progressing and do not currently pose any issues for the project financing.
Prior to first drawdown, it is expected that Ivanhoe Mines will utilize a $1.8 billion interim funding facility provided by Rio Tinto as bridge financing. This facility will be repaid from the first drawdown of the project finance facility.
Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Skills training and community programs well advanced
The Oyu Tolgoi Project’s staffing strategy continues to rely on the employment and training of Mongolian nationals throughout the construction phase. At the end of Q3’11, more than 13,000 Mongolians were working on the project with 69 contractor companies. Approximately 370 Mongolians are contracted to Oyu Tolgoi as trainees and are developing operator and maintenance skills, required for Oyu Tolgoi’s scheduled start-up in 2012, at four selected Mongolian technical and vocational education training (TVET) schools and two major OEM vendor companies, Transwest and Wagner Asia. In addition more than 3,300 Mongolians are participating in a special government employee training scheme funded by Oyu Tolgoi that is further adding to the overall skills development pool.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi has committed more than $85 million in funding over five years toward technical and vocational training in Mongolia.
Major training activities throughout Q4’11 will include:
•	Upgrades and extensions of TVET school facilities and dormitories at four government technical training colleges across Mongolia.

•	Completion by December 2011 of initial construction of extensions to training facilities for the existing Dalanzadgad and Darkhan technical training schools, which have been underway since June 2011.

•	Ongoing initial construction of extensions to training facilities for the existing Choir technical training school, which began in October 2011 and are expected to be completed by August 2012.

•
Scheduled completion by December 2011 of construction of the new TVET school in Khanbogd soum. Owned by Oyu Tolgoi, the Khanbogd school will support Oyu Tolgoi site training and provide the local communities with a training venue.

•	Ongoing design of the planned TVET school to be constructed at Nalaikh (Ulaanbaatar district); anticipated start of construction is April 2012, with completion in December 2013.

•	Ongoing planning for the new TVET facility at Dalanzadgad (South Gobi Region) has begun; 20 hectares of land have been acquired for its construction and future extensions.

•	Continuing development of a training curriculum and materials for operations at the concentrator, open-pit, infrastructure and underground mine, which are being introduced in the TVET schools.

•	Programs are continuing for international and Mongolian university scholarships, with 55 students selected by Oyu Tolgoi this year.

•	50 Mongolians have been recruited to begin the Oyu Tolgoi/Rio Tinto Graduate Program.
Support for Investment Agreement reaffirmed
During Q3’11, 20 members of Mongolia’s 76-seat national parliament petitioned the government to pursue changes to the Oyu Tolgoi Investment Agreement ahead of Mongolia’s general election set for June 2012. The MPs wanted to accelerate the timing of the government’s option to increase its current 34% interest in Oyu Tolgoi to 50%, which is permitted after 30 years under provisions of the 2009 Investment Agreement. After being invited by the government to discuss potential changes to the Investment Agreement, Ivanhoe Mines and Rio Tinto advised the government that they were not prepared to renegotiate terms of the agreement. Any change would require written consent of all three parties. Following discussions, the government, Ivanhoe Mines and Rio Tinto issued a joint statement on October 6, 2011, reaffirming their continued support for the Investment Agreement.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exploration
Exploration drilling continued in Q3’11
Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project during Q3’11 with 12,322 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 1,517 metres of underground geotechnical drilling and 6,291 metres of surface exploration diamond drilling.
Four drill rigs are currently conducting surface exploration drilling at Oyu Tolgoi. Two rigs are focused on delineating an initial resource estimate for the Heruga North Deposit, a 2.5-kilometre, mineralized extension of the Heruga Deposit, stretching north from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits.
One rig tested the northern extension to the Hugo Dummett ore body, approximately 150 metres north of the last significant copper and gold mineralization. The fourth rig is testing the Javkhlant prospect at the southwestern end of the Oyu Tolgoi mineralized trend.
Detailed geological mapping also is being conducted in the area east of the Javkhlant prospect. A five-kilometre-long north-east-trending belt of Devonian cover rocks has been recognized. A detailed ground magnetometer survey was completed over the same area to better define the geology.
Exploration at Ulaan Khud North (50% owned)
Copper-molybdenum-gold zone being drilled on Ivanhoe-BHP Billiton joint-venture licence
In March 2011, Ivanhoe Mines and BHP Billiton discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi structural corridor by an additional three kilometres to the north, to total more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs.
A 3-D induced polarization survey commenced in May 2011 and identified five geophysical targets. Drilling commenced in July 2011 and by the end of Q3’11 a total of 6,878 metres of diamond drilling and 1,321 metres of drilling had been completed in 19 holes.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA
SOUTHGOBI RESOURCES (58% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In Q3’11, SouthGobi had sales of approximately 1.37 million tonnes of coal at an average realized selling price (before royalties and selling fees) of approximately $54 per tonne. This was an improvement over the sale of approximately 190,000 tonnes in Q3’10 at an average realized selling price (before royalties and selling fees) of $37 per tonne. Revenue (net of royalties and selling fees) increased from $6.6 million in Q3’10 to a quarterly record of $60.5 million in Q3’11 due to the increased sales volumes and increased selling prices for individual coal types (a 45% increase for raw semi-soft coking coal and a 57% increase for raw higher-ash coal).
SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne published monthly by the Government of Mongolia. Effective January 1, 2011, SouthGobi is also subject to a sliding scale additional royalty of up to 5% based on the set reference price of coal. Based on the reference price for the Q3’11, SouthGobi was subject to an average 9% royalty, based on a weighted average reference price of $102 per tonne. SouthGobi’s effective royalty rate for Q3’11, based on its average realized sales price of $54 per tonne, was 16%.
Cost of sales of $54.0 million for Q3’11 was $39.1 million higher than Q3’10 ($14.9 million). Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. The increase from 2010 is largely due to the significantly higher sales volume.
On September 27, 2011, a fire occurred on one Liebherr 996 hydraulic shovel that was commissioned at the Ovoot Tolgoi Mine in December 2009. As a result SouthGobi has written off the full carrying amount of the machine ($10.0 million) and recognized a receivable in Q3’11 equal to the amount of the estimated net insurance proceeds ($12.9 million).
Commissioning of a dry coal-handling facility at the Ovoot Tolgoi Mine is expected before the end of 2011. The facility includes a 300-tonne-capacity dump hopper, which will receive run-of-mine coal and feed a rotary breaker that will size the coal to a maximum of 50 millimetres and reject oversize ash. The facility also will include dry-air separation as an additional stage, through the insertion of dry-air separation modules, and is expected to be completed by mid-2012.
On July 5, 2011, SouthGobi entered into an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda), a subsidiary of China Mongolia Coal Co. Ltd., to toll wash coal from the Ovoot Tolgoi Mine. The agreement has a duration of five-years from commencement (expected in early 2012) and provides for an annual wet washing capacity of approximately 3.5 million tonnes of input raw coal. Raw higher-ash and medium-ash coals from the Ovoot Tolgoi Mine will be washed at this facility. Washed coal will generally meet semi-soft coking coal specifications.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ejin Jinda’s wet washing facility is located approximately 10 kilometres inside China from the Mongolia-China border crossing (i.e., approximately 50 kilometres from the Ovoot Tolgoi Mine). Medium and higher-ash coals processed through Ovoot Tolgoi’s on-site dry coal handling facility will be transported from the Ovoot Tolgoi Mine to the wet washing facility under a separate transport agreement. Based on preliminary samples, SouthGobi expects these coals can then be washed to produce coals with ash in the range of 8% to 11% at a yield of 85% to 90%. Ejin Jinda will charge SouthGobi a single toll washing fee which will cover their expenses, capital recovery and profit.
On August 2, 2011, the State Property Committee of Mongolia awarded the tender to construct a paved highway from Ovoot Tolgoi to the Mongolia-China border to consortium partners NTB LLC and SouthGobi’s Mongolian operating subsidiary, SouthGobi Sands LLC (NTB-SGS). NTB-SGS now has the right to conclude a 15-year build, operate and transfer contract under the Mongolian Law on Concessions. NTB-SGS intends to commence construction of the paved highway in early 2012, with an intended carrying capacity upon completion of in excess of 20 million tonnes of coal per year.
AUSTRALIA
IVANHOE AUSTRALIA (59% owned)
Ivanhoe Australia continues to progress its four main projects — the Osborne copper-gold project, the Merlin molybdenum and rhenium project, the Mount Elliott copper-gold project and the Mount Dore cathode copper project. All the projects are on granted mining leases.
During Q3’11, work focused on preparation for production at the Osborne and Kulthor mines and Osborne Processing Complex, construction of the Merlin decline and finalizing the Merlin, Osborne Copper-Gold and Mount Dore studies.
Ivanhoe Australia incurred exploration expenses of $47.1 million in Q3’11, compared to $15.7 million in Q3’10. The $31.4 million increase was largely due to work on the Merlin decline tunnel, underground work at the Osborne and Kulthor deposits and work on the various ongoing studies.
Copper-gold production expected in 2012
During Q3’11, Ivanhoe Australia released preliminary results from the Osborne Copper-Gold study, followed by the release of the final results on October 28, 2011, and the filing of the NI 43-101-compliant report on SEDAR (www.sedar.com). The Preliminary Economic Assessment (a Canadian NI 43-101-compliant technical report) evaluated ore sources only for an initial four-year period. Ore included in the initial mine plan is to be sourced from the Osborne, Kulthor and Starra 276 underground mines and the Osborne open-pit. The scheduled start of production from Osborne in the first half of 2012 will be an important strategic step for Ivanhoe Australia, advancing Ivanhoe Australia’s status from explorer to producer.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During Q3’11, a total of 994 metres were advanced on underground development work at Osborne and Kulthor, increasing the total to 1,290 metres. Access to the Kulthor deposit was achieved in late August 2011 and access to the first two production levels was achieved later in Q3’11. At Osborne, the decline development continued and access was completed to two of the three planned production levels. Refurbishment work continued on the Osborne concentrator and shaft area. All major works are expected to be completed in late December 2011.
Merlin molybdenum and rhenium development study
The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit, starting near the surface and dipping east at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The mineralization zone consists of high-grade breccias and a lower-grade, generally thicker, disseminated zone. Mineralization thins to the north, where the copper, zinc and gold content increases, while to the south it flattens and pinches out. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.
During Q3’11, Ivanhoe Australia achieved a key milestone on the Merlin Project with the completion of the Merlin Pre-Feasibility Study (PFS). Preliminary results of the Merlin PFS were released in September 2011 and the final results were released on October 27, 2011, with the Canadian NI 43-101-compliant report filed on SEDAR (www.sedar.com).
At the end of Q3’11, construction of the Merlin decline was on schedule and budget. The decline face had progressed to 1,439 metres. Cross-cut developments to the ventilation raises also were completed during Q3’11. Work began on an access drive into the Little Wizard deposit, designed to obtain bulk samples for metallurgical and roaster testwork and to better understand the geotechnical aspects of the deposit, which is expected to be completed in Q4’11.
Mount Dore scoping study
During Q3’11, a scoping study for the Mount Dore Cathode Copper project was completed and released. The project pre-feasibility study began during Q3’11 and will examine a number of mining, processing and infrastructure options for the development of the Mount Dore deposit. This study is scheduled for completion in Q1’12.
Mount Elliott scoping study started
During Q3’11, Ivanhoe Australia continued work on the Mount Elliott scoping study, which it plans to finalize in Q1’12. The study will evaluate mining and processing options for the large-tonnage deposit and will identify the future development path for Mount Elliott, including additional resource drilling, metallurgical test work and infrastructure requirements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Regional exploration
During Q3’11, work focused on drilling copper-gold targets at Houdini, Trekelano and along the Starra line. There was a total of 8,096 metres of diamond drilling and 6,584 metres of reverse-circulation drilling.
Equity Issuance
In September 2011, Ivanhoe Australia announced that it would raise up to A$150 million of net proceeds and extinguish approximately A$30.6 million of debt owed to Ivanhoe Mines. Ivanhoe Australia has issued approximately A$180 million of new, fully-paid ordinary shares to institutional, sophisticated and accredited investors, including Ivanhoe Mines, at A$1.39 (C$1.41) per share. The placement was completed in two tranches.
In September 2011, Ivanhoe Australia received approximately A$88 million from the institutional placement. Upon closing this tranche, Ivanhoe Mines’ interest in Ivanhoe Australia was reduced from 62.0% to 53.7%.
The remaining A$92 million from Ivanhoe Mines then was received on November 9, 2011, following approval in a vote at an extraordinary general meeting held on November 8, 2011. Following completion of the share purchase, Ivanhoe Mines now owns 59% of Ivanhoe Australia.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Altynalmas Gold holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in 2010.
Exploration continuing with 20,000 metres of drilling planned for Q4’11
Altynalmas Gold is continuing its drilling program that is designed to further delineate resources at the Kyzyl Gold Project. A total of 26,729 metres were drilled during Q3’11, making a total of 69,396 metres to date this year. Of this, 17,454 metres were drilled on the Bakyrchik Mining Lease (60,121 metres for the year to date), focusing on exploring the down-dip extensions of known gold resources, as well as on the flanks of known gold lenses. The remaining 9,275 metres were drilled on the Bakyrchik Exploration License as Altynalmas Gold commenced the delineation of numerous satellite deposits surrounding the Bakyrchik deposit.
For the remainder of 2011, an additional 2,500 metres are planned to be drilled on the Mining Lease and a further 17,500 metres are planned on the Exploration License.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mine optimization underway
A feasibility study for the Kyzyl Gold Project was received from Fluor Canada Ltd. in September 2011. Altynalmas Gold is proceeding with an optimization study phase prior to the release of a NI 43-101-compliant technical report expected to be completed in early 2012. The optimization study is being conducted in conjunction with further engineering work and further test work on the process of stabilization of wastes containing arsenic. Tender requests have been circulated by Altynalmas Gold for the fabrication of certain long-lead mining equipment.
OTHER EXPLORATION
During Q3’11, Ivanhoe Mines had active exploration programs in Indonesia, Mongolia and the Philippines. These programs are principally being conducted through joint ventures and are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, exploration diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Latin America. Exploration was ongoing in all these regions at the end of Q3’11.
OTHER DEVELOPMENTS
Rio Tinto’s stake in Ivanhoe Mines increases to 49.0%
In August 2011, Ivanhoe Mines received $535.9 million (C$529.5 million) from Rio Tinto following Rio Tinto’s decision to exercise its subscription right to acquire an additional 27,896,570 common shares of Ivanhoe Mines. The acquisition raised Rio Tinto’s interest in Ivanhoe Mines from 46.5% to 48.5%. The price paid per share was C$18.98. The subscription right was granted to Rio Tinto as a part of the terms of the December 2010 Heads of Agreement negotiated between Ivanhoe Mines and Rio Tinto.
In September 2011, Rio Tinto purchased an additional 3,700,000 common shares of Ivanhoe Mines through a privately negotiated share purchase agreement for C$73.1 million. The price paid per share was C$19.75. The acquisition raised Rio Tinto’s interest in Ivanhoe Mines from 48.5% to 49.0%. Rio Tinto’s ownership in Ivanhoe Mines is now at the maximum permitted level of 49.0% until the current standstill limitation expires on January 18, 2012.
Rio Tinto’s combined investment in Ivanhoe Mines since October 2006 amounts to approximately $4.2 billion through the purchase of shares, the exercise of warrants and a converted debt facility.
Arbitration update
The arbitration proceeding between Ivanhoe Mines and Rio Tinto regarding Ivanhoe Mines’ Shareholder Rights Plan resumed during June 2011 following the expiry of a six-month suspension that was agreed upon by the companies as part of the Heads of Agreement signed in December 2010.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines is confident that the rights plan, overwhelmingly supported by 95% of the votes cast by its minority shareholders in May 2010, is not in breach of any of Rio Tinto’s existing contractual rights. Ivanhoe Mines is committed to vigorously protecting the rights of all of its shareholders and has received very strong support from institutional shareholders for its insistence that all shareholders be treated fairly during any takeover bid.
Ivanhoe Mines submitted a statement of defence in October 2010 that rejected Rio Tinto’s claim and also filed a counter-claim contending that Rio Tinto had breached certain covenants in its October 2006 private placement agreement with Ivanhoe Mines (the PPA). Rio Tinto has filed a statement of defence to the Ivanhoe Mines counterclaim.
Hearings began before the arbitrator on October 4, 2011 and concluded on November 4, 2011. A ruling is expected in December 2011.
Standstill Covenant
Following its purchase of an additional 3,700,000 common shares of Ivanhoe Mines in September 2011, Rio Tinto’s ownership in Ivanhoe Mines is now at the maximum permitted level of 49.0% (the Standstill Cap) until the current standstill limitation expires on January 18, 2012. Prior to that time, Rio Tinto is prohibited, subject to certain exceptions, from engaging in certain specified activities (including acquiring additional common shares or making a takeover bid for the Company’s outstanding common shares). The only exceptions to the Standstill Cap are acquisitions pursuant to Rio Tinto’s existing right of first offer (the ROFO) under the PPA, its right of first refusal on Robert Friedland’s Common Shares, and as set out in Section 6.3 of the PPA. The Standstill Cap will remain in effect until January 18, 2012, subject to earlier termination (i) in certain specified circumstances if Rio Tinto exercises its ROFO under the PPA, (ii) if the Company commits a significant breach of the RT/IVN Governance Agreement (as defined below), or (iii) if the Company appoints to its board of directors any individual who is not a Rio Tinto nominee under Part 4 of the PPA or a current director of the Company. After that date, Rio Tinto is free to engage in the currently prohibited activities if it so chooses, subject to the provisions of its contractual agreements with Ivanhoe Mines and the provisions of the Shareholder Rights Plan (assuming it is upheld in the arbitration proceeding discussed above, and not waived by the Ivanhoe Mines board with respect to a third-party bid that does not qualify as a Permitted Bid as defined in the Shareholder Rights Plan). Rio Tinto has agreed that prior to the expiry or termination of the Standstill Cap and subject to certain exceptions it will not exercise its voting rights to increase its representation on the Company’s board of directors beyond a number of directors proportionate to its shareholding from time to time. After the expiry or termination of the Standstill Cap, or upon a change of control of the Company in favour of Rio Tinto, (i) one incumbent Company director (selected by the Company’s incumbent senior management and acceptable to Rio Tinto) who is independent, but who was not nominated by Rio Tinto pursuant to its rights under Part 4 of the PPA; and (ii) two incumbent Company directors (selected by Robert Friedland and acceptable to Rio Tinto) conditional upon Robert Friedland continuing to own at least 10% of the Company’s outstanding Common Shares, may remain as directors of the Company (on a board of 14 directors) and Rio Tinto will exercise its voting power to vote in favour of the election of such directors from time to time until the earlier of January 18, 2014, and the date the Company ceases to be a reporting issuer. Rio Tinto has also agreed that after the termination or expiry of the Standstill Cap or upon a change of control of the Company in favour of Rio Tinto, at least eight of the 14 directors will be independent until January 18, 2014.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines received proceeds of $103 million from Monywa Trust
In early August 2011, Ivanhoe Mines received $103.0 million as payment for a promissory note from the Monywa Trust.
Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project — that was held through its Monywa subsidiary — to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to a subsidiary of the Company. The sole purpose of the Monywa Trust was to sell the shares of the Monywa subsidiary to one or more arm’s length third parties.
Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since 2007.
After acquiring Ivanhoe Mines’ former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Monywa Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider or with potential purchasers or with the ultimate sale of the interest in July 2011.
The receipt of the $103.0 million has been recorded as a gain on settlement of note receivable as the note receivable had a carrying value of $nil.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration. The arbitration hearing was scheduled to occur in December 2011. Subsequent to September 30, 2011, the parties reached an out-of-court settlement whereby the original purchaser will pay Ivanhoe Mines a reduced balance of $13.0 million by March 31, 2012. Accordingly, Ivanhoe Mines wrote-down the carrying value of the contingent income receivable as at September 30, 2011 to $13.0 million. The resulting $9.1 million write-down is recognized as loss from discontinued operations.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in Q3’11 were $21.4 million, an increase of $6.4 million from Q3’10 ($15.0 million). The increase was primarily due to a $4.1 million increase in non-cash expenses in relation to stock options expense over Q3’10.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Interest income. Interest income in Q3’11 of $5.3 million was $1.5 million higher than Q3’10 ($3.8 million). The increase is largely attributable to a $0.5 million increase in interest income from Ivanhoe Australia and $1.0 million in interest income accrued by Oyu Tolgoi LLC on the Government of Mongolia Treasury Bill and tax prepayments.
Interest expense. Interest expense in Q3’11 of $1.9 million was $4.4 million lower than Q3’10 ($6.3 million). Included in interest expense is $1.6 million (Q3’10 — $4.9 million) in interest incurred by SouthGobi on the convertible debenture issued to China Investment Corporation (CIC). The Q3’10 balance also included $1.2 million incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility which was converted in September 2010.
Foreign exchange losses. The $35.6 million foreign exchange loss during Q3’11 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange loss was unrealized at September 30, 2011.
Share of loss of significantly influenced investees. The $19.3 million share of loss of significantly influenced investees in Q3’11 represents Ivanhoe Mines’ share of Exco Resources N.L.’s loss ($11.0 million) and Ivanhoe Mines’ share of Altynalmas Gold’s loss ($8.3 million).
Change in fair value of embedded derivatives. The $62.1 million change in fair value of embedded derivatives relates to the Q3’11 change in fair value of the SouthGobi CIC convertible debenture’s embedded derivative liability.
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Operating activities. The $124.5 million of cash used in operating activities in Q3’11 primarily was the result of $70.5 million in cash exploration expenditures, $14.5 million in cash general and administrative expenditures and a $56.6 million change in non-cash operating working capital.
Investing activities. The $612.0 million of cash used in investing activities in Q3’11 included $718.8 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($648.4 million) and Ovoot Tolgoi ($59.2 million). The $8.7 million in purchases of long-term investments related to $7.4 million advanced to Altynalmas Gold and $1.3 million paid by SouthGobi for additional shares in Aspire Mining Limited. Offsetting these investments was $103.0 million received on the redemption of the note receivable relating to the Monywa Trust and $20.0 million on the redemption of short-term and other investments.
Financing activities. The $612.0 million in cash provided by financing activities mainly was attributable to $535.9 million received in August 2011 upon Rio Tinto exercising its subscription right and net proceeds of $84.8 million (A$88.0 million) received by Ivanhoe Australia on completion of a placement with institutional investors in September 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Liquidity and capital resources
At September 30, 2011, Ivanhoe Mines’ consolidated working capital was $1.2 billion, including cash and cash equivalents of $1.4 billion, compared with working capital of $444.4 million and cash and cash equivalents of $1.3 billion at December 31, 2010. Included in the September 30, 2011, cash and cash equivalents balance of $1.4 billion was $205.8 million of SouthGobi’s cash and cash equivalents and $111.8 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at November 14, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.1 billion. Ivanhoe Mines, based on its current cash position, the value of investments in publicly-traded subsidiaries and the availability of a $1.8 billion interim funding facility with Rio Tinto, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines, Rio Tinto, a core lending group and their respective advisers are working together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project, with the objective of signing loan documentation in early Q2’12.
The initial core lending group of Mandated Lead Arrangers is comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. USExim Bank — together with its adviser, Standard Bank — Multilateral Investment Guarantee Agency, a member of the World Bank Group and the Australian Export Finance and Insurance Corporation recently joined the lender group and have begun their due diligence processes with a view to supporting the financing.
Recent meetings with lenders also were attended by Erdenes MGL LLC, the Mongolian state-owned shareholder that owns 34% of Oyu Tolgoi LLC, and representatives from Oyu Tolgoi LLC.
Preparation of a term sheet outlining the main terms and conditions common to all lenders is well advanced. Lenders have built a financial model and are expected to finalize their technical, marketing, financial, legal, insurance, environmental and social due diligence later this year.
Prior to first drawdown, it is expected that Ivanhoe Mines will utilize a $1.8 billion interim funding facility provided by Rio Tinto as bridge financing. This facility will be repaid from the first drawdown of the project finance facility.
Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines expects to be able to meet its minimum obligations from its existing financial resources, but these funds will not be sufficient to meet all anticipated development expenditure requirements. The terms of the Oyu Tolgoi Investment Agreement obligate Ivanhoe Mines to obtain, within two years of the agreement’s Effective Date, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force Ivanhoe Mines to raise funds from alternative sources on less favourable terms.
Financial instruments
The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	September 30,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
(Stated in $000’s of dollars)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading
Short-term investments	9,998	9,998	98,373	98,373
Long-term investments	7,552	7,552	10,235	10,235
Other long-term investments	75,738	75,738	74,936	74,936
Available-for-sale
Long-term investments	69,528	69,528	103,431	103,431
Other long-term investments	219,135	219,135	116,880	116,880
Cost method
Long-term investments	16,234	16,234	20,534	20,534
Loans and receivables
Accounts receivable	104,512	104,512	65,741	65,741

Investments in companies subject to significant influence
Long-term investments	51,062	166,896	16,991	145,981

Financial Liabilities
Accounts payable and accrued liabilities	496,028	496,028	260,528	260,528
Amounts due under credit facilities	52,202	52,202	54,695	54,695
CIC convertible credit facility debt host contract and interest payable	102,775	102,775	99,719	99,719

Derivatives
Rights offering derivative liability	—	—	766,238	766,238
CIC convertible credit facility embedded derivative liability	59,178	59,178	154,877	154,877

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and tax prepayment and long-term Money Market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of dollars)	2011	2010	2011	2010
Unrealized (losses) gains on long-term investments	$(2,374)	$1,363	$(2,683)	$(3,849)
Unrealized gains on other long-term investments	729	2,019	2,124	3,528
Change in fair value of derivative	—	—	(432,536)	—
Change in fair value of embedded derivatives	62,058	49,772	95,699	120,633
The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of dollars)	2011	2010	2011	2010
Changes in fair value of long-term investments	$(27,178)	$14,133	$(35,319)	$1,694
Changes in fair value of other long-term investments	3,760	1,703	(1,158)	(11,539)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At November 14, 2011, the Company had a total of:
•	738.9 million common shares outstanding.
•
23.9 million incentive stock options outstanding, with a weighted average exercise price of C$13.83 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

OUTLOOK
The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.
Ivanhoe Mines’ financial performance and its ability to advance its future operations and development plans are heavily dependent on availability of funding, base and precious metal prices, coal prices and foreign exchange rates. Volatility in these markets continues to be unusually high. Accordingly, given the high volatility of commodity prices, it is difficult to forecast commodity prices or customer demand for Ivanhoe Mines’ products.
Commodity prices and 2011 production
Commodity prices are a key driver of Ivanhoe Mines’ future earnings and current prices are well above historic averages. Although Ivanhoe Mines is concerned about current global economic conditions, particularly in the United States and Europe, it believes that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for Ivanhoe Mines’ commodities. Ivanhoe Mines believes that the long-term price environment for the products that it produces and sells remains favourable.
Copper prices currently are trading approximately 6% higher than 2010 average prices while the Mongolian Tugrik is averaging approximately MNT 1,248 year to date against the US dollar compared with MNT 1,356 against the US dollar in 2010.
It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Ivanhoe Mines’ sales and marketing efforts continue to provide positive results. SouthGobi views market conditions for Q4’11 as similar to those in Q3’11 and has contracted coal at similar or moderately higher prices for the period. However, it is more difficult to forecast volumes for the period. Introduction of coal handling through the dry coal handling facility at Ovoot Tolgoi Mine and wet toll washing at the Ejin Jinda plant at Ceke represent the most fundamental change to operations since mining commenced at Ovoot Tolgoi. Having both plants being commissioned imminently means volumes may be reduced during Q4’11.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Capital expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In December 2010, Ivanhoe Mines approved a $2.3 billion capital budget for 2011 — the peak year of construction activity on the first phase of the Oyu Tolgoi Project. In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations and $100 million for the second tax prepayment that was made to the Mongolian Government in June 2011. At the end of Q3’11, $2.2 billion had been spent in 2011, which was slightly over the budget of $2.1 billion due to the strategy of bringing forward certain activities into 2011.
The Oyu Tolgoi 2012 budget is expected to be reviewed and approved in December 2011 by the Oyu Tolgoi Board of Directors and the Ivanhoe Mines Board of Directors. The 2012 budget is expected to be in line with the costs estimated for 2012 in the overall phase-one budget, taking into account some shifts in timing of certain activities.
Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical transmission lines, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production is expected to total approximately $4.5 billion. This estimate includes approximately $280 million in remaining contingencies although no provision has been made for foreign exchange variances or cost increases on construction commitments that may be incurred.
Corporate development activities
Ivanhoe Mines’ continues to assess potential strategic initiatives to create and enhance value for shareholders. This could include, and is not limited to, initiatives related to the Company’s subsidiary interests.
The Company had provided Rio Tinto with an ability to acquire up to 49% of the outstanding shares of Ivanhoe Mines until the expiry of the standstill limitation on January 18, 2012. In addition, the Company has implemented a Shareholders’ Rights Plan that seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. Unless re-confirmed by shareholders at the 2013 annual general meeting, the Plan will terminate upon the conclusion of that meeting.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Other information
The Company is actively involved in advancing several other projects. These activities are ongoing in 2011, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its focus on commencing copper and gold production in 2012; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi has sufficient funds to advance its operations and development plans for the remainder of 2011 and into 2012. Ivanhoe Australia believes that its existing funds should be sufficient to fund its minimum obligations; however, it may need additional funds, or may seek to develop opportunities that will require it to raise additional capital from equity or debt sources in the future. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.
Exchange Rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US dollar. Ivanhoe Mines expects to incur future expenditures in currencies other than the US dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
OFF-BALANCE-SHEET ARRANGEMENTS
During the three months ended September 30, 2011, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at September 30, 2011, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2010.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.
RECENT ACCOUNTING PRONOUNCEMENTS
In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.
In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company is in the process of assessing which presentation choice it will adopt.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines was not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.
RELATED-PARTY TRANSACTIONS
The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is associated with. The tables summarize related party transactions by related party and by type:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of U.S. dollars)	2011	2010	2011	2010
Rio Tinto plc (a)	$15,726	$1,642	$43,523	$6,573
Global Mining Management Corporation (b)	2,513	2,375	7,820	7,441
Ivanhoe Capital Aviation LLC (c)	1,710	1,891	5,156	5,085
Fognani & Faught, PLLC (d)	(190)	55	232	173
Ivanhoe Capital Corporation (e)	79	218	229	333
Ivanhoe Capital Services Ltd. (f)	282	206	789	525

	$20,120	$6,387	$57,749	$20,130

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Development and exploration	$15,726	$1,642	$43,523	$6,573
Salaries and benefits	1,980	1,897	6,207	5,926
Travel (including aircraft rental)	1,710	1,891	5,156	5,085
Office and administrative	894	902	2,631	2,373
Legal	(190)	55	232	173

	$20,120	$6,387	$57,749	$20,130

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at September 30, 2011, included $1.2 million and $9.1 million, respectively (December 31, 2010 — $2.1 million and $8.7 million, respectively), which were due from/to a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is associated with.
(a)
Rio Tinto owns 49.0% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. At as September 30, 2011, $42.8 million (December 31, 2010 — $14.0 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

In addition, Rio Tinto exercised its remaining Ivanhoe Mines warrants in Q2’11. This is detailed in the “Other Developments” section.
(b)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)
Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.
(e)
Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(f)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICS provides management services out of Singapore on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During Q3’11, Ivanhoe Mines recognized $0.9 million (Q3’10 — $0.7 million) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s Founder and Chief Executive Officer has an interest in Ivanplats Limited (Ivanplats) (formerly Ivanhoe Nickel and Platinum Ltd). As at September 30, 2011, Ivanhoe Mines held 8.8% of Ivanplats issued and outstanding shares. In November 2011, Ivanhoe Mines purchased from Ivanplats $15.0 million of a $115.0 million private placement of convertible senior unsecured bonds.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended September 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSON
Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P.Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010, and other continuous disclosure documents filed by the Company since January 1, 2011, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the statement that overall construction of the Oyu Tolgoi Project is projected to be over 70% complete by the end of 2011; the statement that commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013; the statements concerning the expected timing of initial production from the Hugo North block-cave mine in 2015; statements related to the expansion of throughput capacity of the concentrator; statements concerning possible expansion scenarios for the Oyu Tolgoi Project; the statement that the electrical power transmission line stringing is expected to commence in spring 2012; the statements regarding the plans to extend the electrical transmission power line from across the Mongolian border into the Inner Mongolian electrical grid; the statements concerning the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China; the statements concerning the development

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Mongolian Government; the statements concerning the construction of a power plant at Oyu Tolgoi; statements concerning the anticipated sinking of Shaft #2; statements regarding the expectation of finalizing concentrate sales contracts in the next several months; statements concerning the expected markets for concentrate produced at the Oyu Tolgoi Project; statements related to the anticipated capital costs and the phase-one budget of the Oyu Tolgoi Project; statements concerning the review and approval of the Oyu Tolgoi 2012 by both the Oyu Tolgoi Board of Directors and the Ivanhoe Mines Board of Directors; statements concerning the expectation that the 2012 budget is in line with the costs estimated for 2012 in the overall phase-one budget taking into account some shifts in timing of certain activities; statements regarding the timing of replacing the construction fleet with a mining fleet at the Oyu Tolgoi Project; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the schedule of receipt of permits, commercial arrangements and power-purchase tariffs from the Mongolian Government relating to energy, land use, a permanent airport and roads; initial production estimates; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; statements concerning the utilization of the interim funding facility provided by Rio Tinto and the repayment of the same from project financing; implementation of the Oyu Tolgoi Project’s training, activities and development strategy; the composition of the Oyu Tolgoi production workforce; statements concerning mineralization potential and planned drilling activities at Ulaan Khud North; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the statements concerning the expected ash yields that can be achieved from coal wet washing facility; the statements concerning the timing of the expected completion of the Ovoot Tolgoi coal-handling facility by mid-2012; the statements concerning the expected timing of construction and the intended capacity of the planned paved highway from Ovoot Tolgoi to the Mongolia-China border; the statements concerning SouthGobi’s expected coal sales and prices in Q4’11; the statements concerning the commencement of the agreement between SouthGobi and Ejinaqi Jinda; the statements concerning the creation of a separate transport agreement regarding the transportation of medium and higher-ash coals processed though Ovoot Tolgoi’s on-site dry coal handling facility, and the expected ash content and yield of these coals; the expected completion of major works of Ivanhoe Australia in late December, 2011; the expected completion of the access drive into the Little Wizard deposit by Q4’11; the statements concerning the anticipated timing of production from Ivanhoe Australia’s copper-gold business in mid-2012; the statements concerning the expected completion of all major copper-gold business development works by late December 2011; the statements concerning the sufficiency of Ivanhoe Australia’s existing funds to fund its minimum obligations; the statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the Mount Dore pre-feasibility study and the Mount Elliott scoping study; the statements that Altynalmas Gold’s NI 43-101-compliant technical report is expected to be completed in early 2012; planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; Ivanhoe Mines’ position that its Shareholders’ Rights Plan is not in breach of Rio Tinto’s existing contractual rights; statements concerning the anticipated ruling date of the arbitration; the expectation the lenders for Oyu Tolgoi Project financing will finalize their due diligence later this year; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Robert Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2011

“Robert Friedland” Robert Friedland
Chief Executive Officer Ivanhoe Mines Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2011

“Tony Giardini” Tony Giardini
Chief Financial Officer Ivanhoe Mines Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 14, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary